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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b), (c) and (d) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

AXONYX INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
05461R101
(CUSIP Number)
December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 05461R101	Page 2 of 5 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of above person
Steven C. Espey

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
2,050,000 shares

		(6)	Shared Voting Power
0 shares

		(7)	Sole Dispositive Power
2,050,000 shares

		(8)	Shared Dispositive Power
0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,050,000 shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* / /

(11)	Percent of Class Represented by Amount in Row (9)
13.5%

(12)	Type of Reporting Person*
IN

CUSIP No. 05461R101	Page 3 of 5 Pages

ATTACHMENT

Item 1(a).  Name of Issuer

    Axonyx Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices

    825 Third Avenue, 40th Floor, New York, NY 10022

Item 2(a).  Name of Person Filing

    Steven C. Espey

Item 2(b).  Address of Principal Business Office or, if None, Residence

    358 East 69th Street, New York, NY 10021

Item 2(c).  Citizenship

    See response to Number 4 on page 2.

Item 2(d).  Title of Class of Securities

    Common Stock, par value $.001 per share

Item 2(e).  CUSIP No.

    05461R101

Item 3.  If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), or (c), Check Whether the Person Filing Is a

  (a)
  / / Broker or Dealer registered under Section 15 of the Exchange Act

  (b)
  / / Bank as defined in section 3(a)(6) of the Exchange Act

  (c)
  / / Insurance Company as defined in Section 3(a)(19) of the Exchange Act

  (d)
  / / Investment Company registered under Section 8 of the Investment Company Act

  (e)
  / / Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E);

  (f)
  / / Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

  (g)
  / / Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G)

  (h)
  / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

  (i)
  / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

  (j)
  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 05461R101	Page 4 of 5 Pages

Item 4.  Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)
  Amount beneficially owned: 2,050,000 shares of Common Stock.

  (b)
  Percent of class: 13.5%

  (c)
  Number of shares as to which such person has:

      (i)  Sole power to vote or to direct the vote. 2,050,000 shares

      (ii) Shared power to vote or to direct the vote. 0 shares.

      (iii) Sole power to dispose or to direct the disposition of 2,050,000 shares.

      (iv) Shared power to dispose or to direct the disposition of 0 shares.

Item 5.  Ownership of Five Percent or Less of a Class

    Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

    None.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

    Not Applicable.

Item 8.  Identification and Classification of Members of the Group

    Not Applicable.

Item 9.  Notice of Dissolution of Group

    Not Applicable.

Item 10.  Certifications

    Not Applicable.

CUSIP No. 05461R101	Page 5 of 5 Pages

SIGNATURE

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2001
/s/ STEVEN C. ESPEY Steven C. Espey

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ATTACHMENT
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